

August 21, 2007

Via Facsimile (213.403.5962) and U.S. Mail

Mr. Russell M. Frandsen
The Business Legal Group
225 South Lake Avenue, Suite 300
Pasadena, California 91101

Re: NBO Systems, Inc. ("NBO")
         Schedule 13E-3/A filed August 20, 2007
         File No. 005-83010

Dear Mr. Frandsen:

        We have the following comments on the above referenced filing. We have limited the scope of our review to legal and other non-accounting comments. Please understand that the purpose of our review process is to assist compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone number listed at the end of this letter.

   Schedule 13E-3 - General

1. The preliminary proxy statement must be revised, marked to show changes and filed on EDGAR. See Item 101 of Regulation S-T and Rule 14a-6(h). As a result of this comment, two revised preliminary proxy statements will need to be filed given that one was not electronically submitted with the amended Schedule 13E-3 filing made on August 20.

   Fairness to Shareholders, page 12

2. Each filing person must separately and explicitly address the procedural and substantive fairness of the transaction to unaffiliated security holders. Please revise. In addition, please revise the fairness determination to explicitly address the substantive and procedural fairness of the proposed transaction to persons who expect to maintain an equity interest in

the issuer to the extent such persons are not affiliated. See Question and Answer 19 in Exchange Act Release 17719 (April 13, 1981).

3. Item 1014(b) of Regulation M-A requires each filing person of the Schedule 13E-3 to discuss in reasonable detail the material factors that form the bases of their assessment of the fairness of the consideration offered to unaffiliated shareholders. *See* Exchange Act Release No. 17719 (April 13, 1981), Question and Answer Nos. 20 and 21. Please revise to make clear which factors support which filing person's fairness determination.

4. Please ensure that the procedural fairness determination is explicitly made by each filing person and directed to unaffiliated security holders who receive cash for fractional interests and those who maintain an interest in NBO. See Question and Answer 21 in Exchange Act Release No. 17719 (April 13, 1981).

Closing Comments

        As appropriate, please amend your filings promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please direct any questions to me at 202. 551.3266.

                                        Very truly yours,

                                        Nicholas P. Panos
                                        Special Counsel
                                        Office of Mergers & Acquisitions